news release

Zi Corporation Unveils joyZtick™ - A Unique Chinese Text Input Solution

BEIJING, China, April 25, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, will launch today in Beijing its new text input solution for the Chinese language, joyZtick™ version 1.0.

joyZtick is a unique Chinese text input solution for mobile electronic devices without a full keypad, such as portable gaming devices, MP3 players, cameras, mobile GPS, mobile phones and more. joyZtick supports major Chinese input methods – Stroke, Pinyin and Zhuyin (Bopomofo) – as well as number and symbol input. The product is offered in three regional language databases: PRC Mainland, Hong Kong and Taiwan.

joyZtick includes features such as character association to predict whole words and phrases, and learning to adapt to a user's preferred vocabulary. It requires only a five-way joystick or navigation key to enter text, and is designed to integrate with other Zi predictive text products.

Milos Djokovic, President and CEO of Zi Corporation said, "The Chinese consumer electronics industry is constantly introducing new devices to eager consumers. Our newest solution, joyZtick, is very easy to implement, and coupled with our other text input solutions, it will allow device manufacturers to extend the technology to almost any type of mobile electronic device in the market today.

"Zi has extensive experience developing text input software for Chinese, and our local development and product support capabilities position us well to continue to deliver customized solutions to the highly sophisticated Asian market," Djokovic added.

joyZtick is being demonstrated today at a news conference at the Hilton Hotel in Beijing. For more information on joyZtick and other Zi Corporation products, contact Jackie Zhang at the Zi Beijing office located at Room 328, Tower D, Ye Qing Plaza, No. 9 Wang Jing North Road, Chaoyang District, Phone: +86 (10) 6439 8767.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType for keyboard prediction with auto-correction; eZiText for one-touch predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

Intelligent Interface Solutions

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti (investors)
Jill@allencaron.com
+1 (949) 474 4300

GBCS PR
Brian Dolby / Emma Tagg
brian@bcspr.com.uk / emma@bcspr.com.uk
+44 (0) 115 948 6901

Intelligent Interface Solutions